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                                                                               Exhibit 12
                                                                               Page 1 of 2



                      JERSEY CENTRAL POWER & LIGHT COMPANY AND SUBSIDIARY COMPANY
                 STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                  AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                            (In Thousands)
                                               UNAUDITED
                                                              Nine Months Ended
                                                    September 30, 1995  September 30, 1994
            OPERATING REVENUES                          $1 546 594          $1 513 634

            OPERATING EXPENSES                           1 228 111           1 254 597
               Interest portion of rentals (A)               9 385               8 284
                     Net expense                         1 218 726           1 246 313

            OTHER INCOME:
               Allowance for funds used
                 during construction                         4 554               2 233
               Other income, net                            10 713              23 154
                     Total other income                     15 267              25 387

            EARNINGS AVAILABLE FOR FIXED CHARGES
              AND PREFERRED STOCK DIVIDENDS
              (excluding taxes based on income)         $  343 135          $  292 708

            FIXED CHARGES:
               Interest on funded indebtedness          $   69 421          $   70 981
               Other interest (B)                           11 637              12 011
               Interest portion of rentals (A)               9 385               8 284
            Total fixed charges                         $   90 443          $   91 276

            RATIO OF EARNINGS TO FIXED CHARGES                3.79                3.21

            Preferred stock dividend requirement            10 871              11 096
            Ratio of income before provision
              for income taxes to net income (C)             150.0%              151.6%
            Preferred stock dividend requirement
              on a pre-tax basis                            16 306              16 822
            Fixed charges, as above                         90 443              91 276
                     Total fixed charges and
                       preferred stock dividends        $  106 749          $  108 098

            RATIO OF EARNINGS TO COMBINED
              FIXED CHARGES AND PREFERRED
              STOCK DIVIDENDS                                 3.21                2.71
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                                                                 Exhibit 12
                                                                 Page 2 of 2




           JERSEY CENTRAL POWER & LIGHT COMPANY AND SUBSIDIARY COMPANY
      STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
       AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                 (In Thousands)
                                    UNAUDITED






 NOTES:



 (A) The Company has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.

 (B) Includes dividends on company-obligated mandatorily redeemable preferred securities of $3,953 for the nine months ended September 30, 1995 only.

 (C) Represents income before provision for income taxes of $252,692 and $201,432, for the nine months ended September 30, 1995 and September 30, 1994, respectively, divided by net income of $168,454 and $132,845, respectively.
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